CORUS GROUP plc

BONUS PLAN FOR 2006

Executive Committee
and
Group Senior Managers

1. Introduction/Framework

This paper sets out the 2006 bonus structure for the Executive Committee and Group Senior Managers (GSM). For Executive Committee members only, 50% of the bonus payable will be in the form of cash and 50% in Corus shares in accordance with the LEAP scheme. The overall framework and allocation of bonus between different factors is set out below.

		Other Executive		GSM

	CEO	Group	Division	Division	Corporate

Group Financial Targets	75%	60%	30%	15%	25%
Divisional Financial Targets	—	—	30%	10%	—
BU/Personal Objectives	25%	20%	20%	15%	15%

Maximum Bonus Potential	100%	80%	80%	40%	40%

Executive Committee

➢

To reflect the different focus of responsibilities, the Group financial targets will comprise 75% of maximum bonus potential for the Chief Executive and 60% for the Director Finance, Director HR, Director Technical Services and Company Secretary. Financial targets for Division Directors will be split 30% Group and 30% Divisional performance.

➢	Bonus payments are non-pensionable.

GSM

➢	The structure for Division GSMs continues to include a 10% element relating to Division targets.

➢	Where BU measures are included in bonus this will form part of the BU/Personal objectives element and not substituted for Division targets.

➢	For GSMs in Corporate functions, all financial targets relate to Group performance.

➢	Bonus payments are pensionable up to a limit of 30%.

2. Annual Plan (AP)/International Accounting Standards

All figures shown in this paper are in line with IFRS.

3. Group Financial Targets

Group financial targets for 2006 comprise three elements, designed to focus plan participants on the key measures that impact Corus’s overall performance: EBITDA margin relative to EU competitors, operating profit and cash generation.

i)	EBITDA/Sales Ratio

The EBITDA margin target is based on the estimated competitive gap between Corus and its major EU competitors, which comprise Arcelor, Thyssen, Voestalpine, Salzgitter, Rautaruukki and SSAB. The original Restoring Success programme included the target of closing the gap completely by the end of 2006 and this remains the objective.

	Bonus Payable %

	Executive

	CEO	Group	Divisional	GSM

EBITDA/Sales Gap 4.5% for 2005	NIL	NIL	NIL	NIL
EBITDA/Sales Gap 1%	15%	10%	10%	5%

	➢	Baseline is the year-end EBITDA margin gap (excluding exceptional costs) for 2005 – 4.5% (tbc)

	➢	Bonus is payable pro-rata for achievements better than the baseline with maximum bonus paid for reducing the gap to 1%, as measured by the actual gap in the second half of 2006.

ii)	Group Pre Exceptional Operating Result

Target for bonus is AP.

	➢	Achievement of AP target pays 70% of bonus potential.

	➢	AP less 50% pays nil bonus.

	➢	AP plus 50% pays maximum bonus.

iii)	Net Debt

The target is AP, which itself takes into account the net debt position at the end of December 2005.

	➢	Achievement of AP net debt target pays 50% of bonus potential.

	➢	AP plus £200m pays nil bonus.

	➢	Beating AP by £200m pays maximum bonus.

Remuneration Committee Discretion

The Remuneration Committee will exercise its discretion to review the above targets in light of material changes in the year.

4. Division Targets

To ensure consistency in approach and equality in the degree of stretch for achievement of Annual Plan and maximum bonus, the following common elements will apply at Division level.

i)	Pre Exceptional Operating Result

The target is based on the 2006 AP for each Division.

➢ Achievement of AP target pays 70% of bonus potential.

➢ AP less 50% pays nil bonus.

➢ AP plus 50% pays maximum bonus.

ii)	Working Capital/Turnover

The ratio of working capital to turnover is defined as stocks plus operational debtors, less operational creditors, divided by turnover, expressed as a percentage.

The target is based on the average of the four quarterly AP 2006 ratios as derived at the end of March, June, September and December.

	Bonus Payable %

	Executive Divisional Directors	GSM

WC/TO = AP plus 1% point	NIL	NIL
WC/TO = AP	7.5%	2.5%
WC/TO = AP minus 1% point	15%	5%

➢	Achievement of the AP target pays 50% of the bonus potential

➢	The scale each side of AP is linear, with a 1% point improvement paying maximum bonus.

5. Personal and BU Targets

For each Executive Committee member and GSMs there should normally be 2-4 personal and/or BU targets, which focus on key deliverables within their individual areas of responsibility. These should be predominantly measurable and quantifiable targets/KPI’s. Objectives are normally set in support of the BU business plans. A Managing Director can decide to set common targets for his team and/or individual targets, but should aim to ensure they are as far as possible objectively measurable.

6. Communication

Feedback on progress during the course of the year will be made on a regular basis.

In all cases the Chief Executive will give final approval for all bonus payments to GSMs and may amend targets in exceptional circumstances where priorities change or unforeseen events develop.

Attachment 1 – Provides detailed guidelines on bonus definitions. Any material variation between actual foreign currency translation effects on closing December 2006 balance sheets and those included in the AP projections will be excluded for bonus purposes.

ATTACHMENT

     Bonus Definitions

1. EBITDA to sales (“EBITDA margin”)

EBITDA margin is defined as the annual operating result before restructuring, impairments and disposals, and annual depreciation divided by annual turnover, expressed as a percentage to one decimal place. The operating result before restructuring, impairments and disposals should exclude profits/losses from asset disposals and the share of results of JV’s and associated undertakings. Restructuring and impairment charges comprise redundancy and rationalisation provisions and asset impairments. Depreciation is defined as ‘normal’ depreciation and excludes accelerated charges (e.g. for asset write-downs, fixed assets impairments, etc.). Turnover is defined as the Group’s consolidated turnover after deducting inter-company sales. It excludes the turnover of joint ventures and associated undertakings.

Actuals should be based on the management accounting results for the 12 months ended December 2006 (adjusted for any material period 13 items), and rounded to the nearest million.

2. Net Debt

Target is based on AP 2006 net debt position at end December 2006. Actual based on the statutory net debt position as at end December 2006. In both cases rounded to the nearest million. Net Debt excludes the impact of new equity issuance, refinancing activities or business disposals not envisaged in the AP.

3. Operating Result before restructuring, impairments and disposals

The operating result before restructuring, impairment and disposals is as defined in (1) above but after allowing for ‘normal’ depreciation charges. The group result to be used for bonus purposes is before any one-off pension credits and debits.

4. Working Capital/Turnover

Working Capital to turnover is defined as stocks plus operational debtors, less operational creditors, divided by turnover, expressed as a percentage.

Turnover is defined as in the EBITDA margin definition above. Stocks defined as total stocks, to include raw materials but exclude loose plant and tools and central adjustments such as profit in stock adjustments, etc. Operational debtors is defined as trade debtors (inclusive of doubtful debt provisions) and other operational debtors (as reported in SCORE), to exclude debtors for tax, IAS 39 derivatives and balances over one year. Operational creditors is defined as trade creditors plus other operational creditors (as reported in SCORE), to exclude creditors for tax, IAS 39 derivatives, net debt, finance leases, other taxation and social security, and balances over one year.

5. Material Disposals

In the event of material disposals (eg Aluminium), turnover, operating profit, net debt and working capital targets for the Group and Divisions will need to be recalibrated.